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                                       FORM 15

     Certification and Notice of Termination of Registration under Section 12(g)
             of the Securities Exchange Act of 1934 or Suspension of Duty
                  to File Reports Under Sections 13 and 15(d) of the
                           Securities Exchange Act of 1934

                                     Commission File Number 0-04781
                                                           ---------------------
                                  Market Facts, Inc.
                                 -------------------
                (Exact Name of registrant as specified in its charter)

        3040 West Salt Creek Lane, Arlington Heights, IL 60005   (708)590-7000
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                 (Address, including zip code, and telephone number,
                    including area code, of registrant's principal
                                  executive offices)

                       Common Stock, par value $1.00 per share
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               (Title of each class of securities covered by this Form)

                                         None
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             (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:



          Rule 12g-4(a)(1)(i)         (X)      Rule 12h-3(b)(1)(ii)    ( )

          Rule 12g-4(a)(1)(ii)        ( )

          Rule 12g-4(a)(2)(i)         ( )      Rule 12h-3(b)(2)(i)     ( )
          Rule12g-4(a)(2)(ii)         ( )      Rule 12h-3(b)(2)(ii)    ( )

          Rule 12h-3(b)(1)(i)         ( )      Rule15d-6               ( )

     Approximate number of holders of record as of the certification or notice date:
       1
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     Pursuant to the requirements of he Securities Exchange Act of 1934 (NAME OF
REGISTRANT AS SPECIFIED IN CHARTER) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
DATE:     June 11, 1999             BY:
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INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.